SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D
                                 (Rule 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. _________)


                                 Icon CMT Corp.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
    ------------------------------------------------------------------------
                         (Title of class of securities)

                                   450918 10 7
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                             Michael Weinsier, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                               New York, NY 10036
                                 (212) 704-6000
     -----------------------------------------------------------------------
            (Person Authorized to Receive Notices and Communications)


                               September 13, 1998
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

CUSIP No.    450918 10 7           13D                        Page 2 of 11 Pages


1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Scott A. Baxter

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)     [ ]
                                                                    (b)     [ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*
        N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
        N/A

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America


  NUMBER OF      7      SOLE VOTING POWER
   SHARES               2,203,636, which includes 21,818 shares of Common Stock
BENEFICIALLY            that  may  be   issued   upon   exercise   of  currently
  OWNED BY              exercisable options
    EACH
  REPORTING      8      SHARED VOTING POWER
   PERSON               0
    WITH
                 9      SOLE DISPOSITIVE POWER
                        2,203,636, which  includes 21,818 shares of Common Stock
                        that  may   be  issued  upon   exercise  of    currently
                        exercisable options

                 10     SHARED DISPOSITIVE POWER
                        0


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,203,636, which includes 21,818 shares of Common Stock that may be issued upon exercise of currently exercisable options

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.9%

14       TYPE OF REPORTING PERSON*
         IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   450918 10 7            13D                        Page 3 of 11 Pages


1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Scott Harmolin

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)    [ ]
                                                                 (b)    [ ]
3       SEC USE ONLY
        SOURCE OF FUNDS*

4       N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
        N/A

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

  NUMBER OF            7      SOLE VOTING POWER
   SHARES                     2,181,818
BENEFICIALLY
  OWNED BY             8      SHARED VOTING POWER
    EACH                      0
  REPORTING            9      SOLE DISPOSITIVE POWER
   PERSON                     2,181,818
    WITH
                       10     SHARED DISPOSITIVE POWER
                              0


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,181,818

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.7%

14       TYPE OF REPORTING PERSON*
         IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   450918 10 7            13D                        Page 4 of 11 Pages


1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Richard M. Brown

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
3       SEC USE ONLY
        SOURCE OF FUNDS*

4       N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
        N/A

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America


  NUMBER OF            7      SOLE VOTING POWER
   SHARES                     2,186,718
BENEFICIALLY
  OWNED BY             8      SHARED VOTING POWER
    EACH                      0
  REPORTING
   PERSON              9      SOLE DISPOSITIVE POWER
    WITH                      2,186,718

                       10     SHARED DISPOSITIVE POWER
                              0


         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       2,186,718

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.8%

14       TYPE OF REPORTING PERSON*
         IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.       Security and the Issuer.

         This statement relates to shares of common stock, par value $.001 per share ("Common Stock"), of Icon CMT Corp., a Delaware corporation (the "Company"). The Company's principal executive office is at 1200 Harbor Boulevard, 8th Floor, Weehawken, New Jersey 07087.


Item 2.       Identity and Background.

         (a) This statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by:
(i) Scott A. Baxter,  an individual , (ii) Richard M. Brown, an individual,  and
(iii) Scott Harmolin, an individual (each, a "Reporting Person" and, collectively, the "Reporting Persons"). Information with respect to each Reporting Person is given solely by such Reporting Person. No reporting person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person. Each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only.

         (b) The business address of each of the Reporting Persons is c/o the Company, 1200 Harbor Boulevard, Weehawken, New Jersey 07087.

         (c) Scott A. Baxter is the Company's President, Chief Executive Officer and Chairman of the Board of Directors. Richard M. Brown is the Company's Vice President of Information Technologies, Secretary and a Director. Scott Harmolin is the Company's Senior Vice President, Chief Technology Officer and a Director.

         The Company is an Internet solutions provider that offers a comprehensive range of services and products that enable corporate customers to implement their Internet, intranet and extranet strategies. The Company's mission is to provide end-to-end solutions to its customers by facilitating the distribution of the customers' information and applications over the Company's communications infrastructure, as well as access to such information and applications.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Scott A. Baxter, Richard M. Brown and Scott Harmolin are each citizens of the United States of America.

Item 3.       Source and Amounts of Funds or Other Consideration.

         Upon the satisfaction by each of the Company, Qwest Communications International Inc., a Delaware corporation ("Qwest"), and Qwest 1998-I Acquisition Corp., a Delaware corporation ("Qwest Subsidiary"), of the conditions set forth in the Agreement and Plan of Merger (the "Merger Agreement") dated as of September 13, 1998 among the Company, Qwest and Qwest Subsidiary, Qwest will acquire all of the issued and outstanding shares of Common Stock, including the shares of Common Stock beneficially owned by each of the Reporting Persons. Qwest will acquire all of the issued and outstanding shares of Common Stock pursuant to the Merger Agreement without the payment of any cash consideration, except with respect to payments by Qwest in lieu of the issuance of fractional shares of Qwest's common stock, par value $.01 per share ("Qwest Common Stock").

         No payments are required to be made by the Reporting Persons pursuant to the Voting Agreements (as defined in Item 4 below).

         Each of the Reporting Persons believes that payments which may be made by Qwest in connection with the exercise of the Option Agreements (as defined in Item 4 below) would be made from Qwest's working capital.


Item 4.       Purpose of the Transaction.

         On September 13, 1998, the Company, Qwest and Qwest Subsidiary entered into the Merger Agreement. The Merger Agreement provides that, upon the terms and conditions set forth therein, each issued and outstanding share of Common Stock, not owned by the Company, Qwest or Qwest Subsidiary will be converted into the right to receive shares of Qwest Common Stock and the Company will become a wholly-owned subsidiary of Qwest. The Reporting Persons believe that the Company and Qwest intend that the Merger qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Terms not otherwise defined herein have the meanings assigned to them in the Merger Agreement.

         A copy of the press release dated September 14, 1998 of the Company (the "Press Release") has been filed with the Securities and Exchange Commission (the "Commission") by the Company as Exhibit 99.1 to the Current Report on Form 8-K of the Company dated September 13, 1998 (date of earliest event reported) as filed with the Commission on September 16, 1998. A copy of the Merger Agreement has been filed with the Commission by the Company as Exhibit 2.1 to the Current Report on Form 8-K of the Company dated September 13, 1998. The Merger Agreement and the Press Release are hereby incorporated herein by reference as Exhibits 1 and 2, respectively. The following description of the Merger Agreement is qualified by reference to the Merger Agreement incorporated herein by reference.

         The Merger Agreement provides for the merger of Qwest Subsidiary with and into the Company, pursuant to which all outstanding shares of Common Stock shall cease to be outstanding and shall be converted into the right to receive that number of shares of Qwest Common Stock equal to the Exchange Ratio (as defined below) (the "Merger Consideration"). The "Exchange Ratio" is determined as follows:

         (i) if the Average Market Price (as defined below) is equal to a price that is not more than $37.50 or less than $27.00, the Exchange Ratio shall be equal to (x) $12.00 divided by (y) the Average Market Price;

         (ii) if the Average Market Price is more than $37.50, the Exchange Ratio shall be equal to 0.3200; and

         (iii) if the Average Market Price is less than $27.00, the Exchange Ratio shall be equal to 0.4444.

         For purposes of the Merger Agreement, the "Average Market Price" means the average (rounded to the nearest 1/10,000) of the daily volume weighted averages (rounded to the nearest 1/10,000) of the trading prices of Qwest Common Stock on The Nasdaq Stock Market's National Market as reported by Bloomberg Financial Markets (or such other source as the parties shall agree in writing), for each of the 15 consecutive trading days ending on the trading day that is three Business Days (as defined in the Merger Agreement) before the date of the Company Stockholder Meeting (as defined in the Merger Agreement).

         The Merger Agreement provides for each of the Reporting Persons to enter into the Option Agreements, the Voting Agreements and the Stockholder Agreements, substantially on the terms set forth below.

         Contemporaneously with the execution of the Merger Agreement, Qwest entered into option agreements (the "Option Agreements") with each of the Reporting Persons. The form of the Option Agreements is attached as Exhibit A to the Merger Agreement and is incorporated by reference herein. The following description of the Option Agreements is qualified by reference to Exhibit A to the Merger Agreement incorporated herein by reference.

         The Option Agreement with each Reporting Person provides for, among other things, (i) the grant by such Reporting Person to Qwest of an option to acquire all of the shares of Common Stock beneficially owned by such Reporting Person (collectively, the "Option Shares"), and (ii) certain restrictions on the voting and the sale or other transfer of such Option Shares. In addition, the Option Agreement with each Reporting Person provides for the agreement of the Reporting Person to cause all shares of Common Stock beneficially owned by such Reporting Person as of the date of the Merger Agreement to be counted for purposes of determining the existence of a quorum at the Company's stockholders meeting to be held in connection therewith, to cause all such shares to be voted against any action or agreement that would result in a breach of the Merger Agreement or impede or delay the conclusion of the Transactions (as defined in the Merger Agreement) or materially reduce the benefits of the Transactions to Qwest or Qwest Subsidiary pursuant to each

Option Agreement. The voting provisions in each Option Agreement will terminate on the later of the day following the Termination Date (as defined in the Merger Agreement) and payment in full by the Company of all amounts then owing to Qwest and Qwest Subsidiary.

         An option may be exercised in whole or in part, at any time, by delivery by Qwest to the Reporting Person (no earlier than in connection with the consummation of an Alternative Transaction (as defined in the Option Agreements) following the occurrence of an Option Trigger (as defined in the Option Agreements) and no later than the date that is the first anniversary of the commencement of the option) of written notice (the "Exercise Notice") stating that Qwest is exercising the option in respect of the number of Option Shares specified therein. In connection with the delivery of an Exercise Notice, and in lieu of acquiring any Option Shares, Qwest may elect, in its sole discretion, to require Reporting Person to repurchase the option, or portion thereof, with respect to the Option Shares specified in the Exercise Notice for cash in an amount equal to the excess of the consideration per Option Share that would be received by the Reporting Person in the Alternative Transaction pursuant to which the option may be exercised over $12.00.

         Contemporaneously with the execution of the Merger Agreement, Qwest entered into voting agreements and proxies (each such agreement and proxy, a "Voting Agreement") with the Reporting Persons. The form of the Voting Agreements is attached as Exhibit B to the Merger Agreement and is incorporated by reference herein. The following description of the Voting Agreements is qualified by reference to Exhibit B to the Merger Agreement incorporated herein by reference.

         The Voting Agreement with each Reporting Person provides for, among other things, (i) the obligation of the Reporting Person to vote all of the shares of Common Stock beneficially owned by such Reporting Person to approve the Merger Agreement and the Merger and against any Business Combination Transaction (other than the Transactions), (ii) the grant by the Reporting Person to Qwest of an irrevocable proxy in connection therewith, (iii) certain other restrictions on the voting and the sale or other transfer of such shares of Common Stock, (iv) certain restrictions on such Reporting Person with respect to Business Combination Transactions (other than the Transactions) with respect to any of the Company and its subsidiaries, and (v) the obligation of the Reporting Persons to execute and deliver a Stockholder Agreement (as defined below) at or before the Closing of the Merger. Each Voting Agreement will terminate on the later of the day following the Termination Date under the Merger Agreement and payment in full by the Company of all amounts then owing to Qwest and Qwest Subsidiary in connection with the termination of the Merger Agreement.

         At or before the Closing under the Merger Agreement, Qwest will enter into stockholder agreements (each such agreement, a "Stockholder Agreement") with the Reporting Persons. The form of the Stockholder Agreements is attached as Exhibit C to the Merger Agreement and is incorporated by reference herein. The following description of the Stockholder Agreements is qualified by reference to Exhibit C to the Merger Agreement incorporated herein by reference.

         The Stockholder Agreement with each Reporting Person provides for certain restrictions on the sale or other transfer by such Reporting Person of the shares of Qwest Common Stock to be received by such Reporting Person in the Merger (as such shares may be adjusted in the event of any change in the capital stock of Qwest by reason of stock dividends, split-ups, reverse split-ups, mergers, recapitalizations, subdivisions, conversions, exchanges of shares or the like).


Item 5.       Interest in Securities of the Issuer.

         (a) As of September 13, 1998, (i) Scott A. Baxter was the beneficial owner of 2,203,636 shares (13.9%) of Common Stock, (ii) Richard M. Brown was the beneficial owner of 2,186,718 shares (13.7%) of Common Stock and (iii) Scott Harmolin was the beneficial owner of 2,181,818 shares (13.8%) of Common Stock.

                                                             Shared Power
                                                          to Direct the Vote/
                                                             Shared Power to
                                                       Direct the Disposition(a)
                                                       -------------------------

Scott A. Baxter(b).....................................      2,203,636
Richard M. Brown.......................................      2,186,718
Scott Harmolin.........................................      2,181,818

-------------
(a) Each of the Reporting Persons has entered into a Voting Agreement and an Option Agreement with respect to all of the shares of Common Stock beneficially owned by such Reporting Person. See Item 4.
(b) Includes 21,818 shares of Common Stock that may be issued upon exercise of outstanding options.

         (b) Except as set forth in Item 6, to the best knowledge of the Reporting Persons, none of the Reporting Persons have engaged in any transaction during the past 60 days in any shares of Common Stock.

         (c) Except to the extent that Qwest may receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons upon exercise by Qwest of the option granted pursuant to each to the Option Agreements, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.
                                       -9-

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Reference is made to Item 4 above and the exhibits incorporated herein by reference for a description of the Merger Agreement. Except as set forth in this Schedule 13D, to the best knowledge of Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

         Mr. Baxter has entered into a security agreement with J.P. Morgan Securities Inc. pursuant to which he has pledged 163,000 shares of Common Stock to secure loans that may be advanced to him from time to time.

         Mr. Brown has entered into a security agreement with Paine Webber pursuant to which he has pledged 115,000 shares of Common Stock to secure loans that may be advanced to him from time to time.

         Mr. Harmolin has entered into security agreements with CS First Boston and J.P. Morgan Securities Inc. pursuant to which he has pledged an aggregate of 810,000 shares of Common Stock to secure loans that may be advanced to him from time to time.


Item 7.       Material to be Filed as Exhibits.

   Exhibit No.                             Description of Exhibit
   ----------                              ----------------------

         1. Joint filing agreement dated September 23, 1998 among Scott A. Baxter, Richard M. Brown and Scott Harmolin.

         2. Agreement and Plan of Merger dated as of September 13, 1998 among the Company, Qwest and Qwest Subsidiary (filed as
                  Exhibit 2.1 to the Company's Current Report on Form 8-K dated September 13, 1998 (date of earliest event reported) and filed with the Securities and Exchange Commission (the "Commission") on September 16, 1998 and incorporated herein by reference).

         3. Press Release of the Company dated September 14, 1998 (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated September 13, 1998 (date of earliest event reported) and filed with the Commission on September 16, 1998 and incorporated herein by reference).

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:   September 23, 1998


                                                   /s/ Scott A. Baxter
                                                   -----------------------------
                                                   Scott A. Baxter


                                                   /s/ Richard M. Brown
                                                   -----------------------------
                                                   Richard M. Brown


                                                   /s/ Scott Harmolin
                                                   -----------------------------
                                                   Scott Harmolin